UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 0-10436.

L. B. Foster Company Savings Plan for Bargaining Unit Employees

(Full title of the plan and the address of plan, if different from that of the issuer named below)

L. B. FOSTER COMPANY

415 Holiday Drive

Pittsburgh, PA 15222

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

L. B. Foster Company

Savings Plan for Bargaining Unit Employees

Financial Statements and

Supplemental Schedule

December 31, 2012 and 2011 and the

Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

The Plan Administrator

L. B. Foster Company

Savings Plan for Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of the L. B. Foster Company Savings Plan for Bargaining Unit Employees as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 28, 2013

L. B. Foster Company

Savings Plan for Bargaining Unit Employees

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments, at fair value	$1,758,603	$1,435,210
Notes receivable from participants	113,761	112,293

Net assets available for benefits	$1,872,364	$1,547,503

See accompanying notes.

L. B. Foster Company

Savings Plan for Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Investment income:
Interest and dividends	$49,900
Net realized/unrealized appreciation in investment fair value	122,999

Total investment income	172,899

Contributions:
Employee	168,015
Employer	77,245

Total contributions	245,260

Total additions	418,159

Deductions
Deductions from net assets attributable to:
Benefit payments	87,755
Administrative expenses	5,543

93,298

Increase in net assets available for benefits	324,861

Net assets available for benefits, beginning of year	1,547,503

Net assets available for benefits, end of year	$1,872,364

See accompanying notes.

L. B. Foster Company

Savings Plan for Bargaining Unit Employees

Notes to Financial Statements

December 31, 2012 and 2011

1. Description of Plan

The following brief description of the L. B. Foster Company Savings Plan for Bargaining Unit Employees (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description as amended on May 1, 2007, for more complete information.

General

The Plan is a defined contribution plan extended to union hourly employees of L. B. Foster Company (the Company) who have attained age 18 and are employed at locations specified by the Plan. The L. B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant may elect to make deferred savings contributions on a pretax basis ranging up to 75% of annual compensation subject to Internal Revenue Code limitations. A participant who elects to make deferred savings contributions of at least 5% can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the deferred savings and voluntary employee contributions does not exceed 100% of the participant’s annual compensation. Participant and company contributions are invested in accordance with participant elections.

Company contributions are made pursuant to the terms of the collective bargaining agreements applicable to the Company’s specific locations. Eligible employees of Spokane, Washington, shall have a company matching contribution of $0.50 for every $1.00 contributed by the employee on the first 6% of annual compensation, based upon years of service, as defined by the Plan. Eligible employees of the Bedford, Pennsylvania, facility shall have a company matching contribution of $0.50 for every $1.00 contributed by the employee, up to the first 5% of the employee’s compensation. Matching contributions will only be made if the employee contributes to the Plan. The Company’s contributions may be reduced by accumulated forfeitures. During the year ended December 31, 2012, no forfeitures were utilized to reduce company contributions. At December 31, 2012 and 2011, forfeitures of $5,765 and $1,623, respectively, were available to reduce future company contributions.

1. Description of Plan (continued)

Vesting

A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions and (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, (c) plus related earnings (losses). Participants are 100% vested in the Company’s contributions after three years of eligible service or attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year distribution occurs and that the participant has completed at least five years of service.

As provided by the Plan, the distribution due to normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash, and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.

Withdrawals

In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account attributable to deferred savings contributions and related earnings. The Plan also allows for age 59 1/2 in-service withdrawals of any portion or all of the participant’s vested account balance.

Participants’ Accounts

Each participant’s account is credited with the participant’s pretax and voluntary contributions, the participant’s allocable share of company contributions, and related earnings of the funds. Participants’ accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

1. Description of Plan (continued)

Loans

A participant may obtain a loan from the vested portion of their account, subject to a minimum of $1,000 and a maximum of $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loan carries a reasonable interest rate as determined by the Plan Sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Mutual fund values are based on the underlying investments. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in mutual funds primarily consisting of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is reported within interest and dividends on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

3. Investments

For the year ended December 31, 2012, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Investment Strategy	Fair Market Value	Net Realized/ Unrealized Appreciation (Depreciation)
Mutual Funds:
Fidelity Investments:
Government Income Fund	Inter. Government	$200,646	$(3,609)
Balanced Fund – Class K	Moderate Allocation	175,232	2,969
Capital Appreciation Fund – Class K	Large Growth	584	5
International Discovery Fund – Class K	Foreign Large Blend	786	49
Low Price Stock Fund – Class K	Mid-Cap Blend	937	(2)
Retirement Government Money Market Fund	Money Market	175,948	—
Spartan 500 Index Fund – Advantage Class	Large Blend	159,401	6,509
Spartan International Index Fund – Advantage Class	Foreign Large Blend	516	18
Freedom Income Fund – Class K	Retirement Income	14,938	(23)
Freedom 2000 – Class K	Target Date	1,918	(11)
Freedom 2005 – Class K	Target Date	3,654	(2)
Freedom 2010 – Class K	Target Date	577	(4)
Freedom 2015 – Class K	Target Date	1,295	(2)
Freedom 2020 – Class K	Target Date	35,905	63
Freedom 2025 – Class K	Target Date	12,102	73
Freedom 2030 – Class K	Target Date	76,755	678
Freedom 2035 – Class K	Target Date	130,104	1,915
Freedom 2040 – Class K	Target Date	86,791	1,207
Freedom 2045 – Class K	Target Date	27,809	421
Freedom 2050 – Class K	Target Date	57,351	992
Freedom 2055 – Class K	Target Date	20,956	244
Balanced Fund	Moderate Allocation	—	12,991
Capital Appreciation Fund	Large Growth	—	4
International Discovery Fund	Foreign Large Blend	—	41
Low Price Stock Fund	Mid-Cap Blend	—	85
Spartan International Index Fund	Foreign Large Blend	—	42
Spartan 500 Index Fund	Large Blend	—	13,410
Freedom Income Fund	Retirement	—	470
Freedom 2000	Target Date	—	58
Freedom 2005	Target Date	—	165
Freedom 2010	Target Date	—	6
Freedom 2015	Target Date	—	52
Freedom 2020	Target Date	—	2,505
Freedom 2025	Target Date	—	630
Freedom 2030	Target Date	—	5,386
Freedom 2035	Target Date	—	10,023
Freedom 2040	Target Date	—	5,785
Freedom 2045	Target Date	—	1,430
Freedom 2050	Target Date	—	3,846
Freedom 2055	Target Date	—	371

3. Investments (continued)

	Investment Strategy	Fair Market Value	Net Realized/ Unrealized Appreciation (Depreciation)
Mutual Funds: (continued)
Columbia/Acorn Select Z	Mid-Cap Growth	$869	$26
Guggenheim Mid Cap Value A	Mid-Cap Blend	3,927	92
Mutual Shares Class A	Large Value	214,454	24,876
Oppenheimer Developing Markets Fund	Large Growth	5,225	355
PIMCO Real Return Inst	Inflation Protected Bond	12,579	138
PIMCO Total Return Fund	Long-Term Bond	8,814	46
Allianz NFJ Small Cap Value Fund	Small Value	1,216	2
Sentinel Common Stock A Fund	Large Blend	322,456	27,565

		1,753,745	121,890
Common Stock:
L. B. Foster Company Stock Fund	Company Stock	3,857	1,109
L. B. Foster Company Stock Purchase Account	Company Stock	1,001	—

		$1,758,603	$122,999

The fair value of investments representing 5% or more of the Plan’s net assets at December 31, 2012 and 2011 is as follows:

	2012	2011

Sentinel Common Stock A Fund	$322,456	$288,915
Mutual Shares Class A	214,454	197,185
Fidelity Investments Government Income Fund	200,646	189,069
Fidelity Investments Spartan 500 Index Fund	—	157,902
Fidelity Investments Spartan 500 Ind. Fd – Advantage Class	159,401	—
Fidelity Investments Retirement Government Money Market Fund	175,948	141,222
Fidelity Investments Balanced Fund – Class K	175,232	—
Fidelity Investments Balanced Fund	—	141,341
Fidelity Investments Freedom 2035	—	96,351
Fidelity Investments Freedom 2035 – Class K	130,104	—

4. Income Tax Status

The underlying volume submitter plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the written form of the underlying volume submitter document is qualified under Section 401(a) of the Internal Revenue Code (the Code). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code, and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5. Transactions With Parties in Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received for an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

Investments included in the statements of net assets available for benefits include mutual funds totaling $1,753,745 and $1,432,239 and the Company’s common stock fund of $3,857 and $1,940 and are stated at fair value as of December 31, 2012 and 2011, respectively. These investments are valued using daily unadjusted quoted prices and are Level 1 fair value measurements.

Supplemental Schedule

L. B. Foster Company

Savings Plan for Bargaining Unit Employees

EIN #25-1324733            Plan #014

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value

Fidelity Investments*:
Government Income Fund	Government obligations	18,965	$200,646
Balanced Fund – Class K	Equities	8,688	175,232
Capital Appreciation Fund – Class K	Equities	20	584
International Discovery Fund – Class K	Equities	24	786
Low Price Stock Fund – Class K	Equities	24	937
Retirement Government Money Market Fund	Government obligations, money market securities	175,948	175,948
Spartan International Index Fund -Advantage Class	Equities	15	516
Spartan 500 Index Fund – Advantage Class	Equities	3,157	159,401
Freedom Income Fund – Class K	Equity funds, fixed income funds	1,279	14,938
Freedom 2000 – Class K	Equity funds, fixed income funds	162	1,918
Freedom 2005 – Class K	Equity funds, fixed income funds	289	3,654
Freedom 2010 – Class K	Equity funds, fixed income funds	45	577
Freedom 2015 – Class K	Equity funds, fixed income funds	100	1,295
Freedom 2020 – Class K	Equity funds, fixed income funds	2,681	35,905
Freedom 2025 – Class K	Equity funds, fixed income funds	891	12,102
Freedom 2030 – Class K	Equity funds, fixed income funds	5,594	76,755
Freedom 2035 – Class K	Equity funds, fixed income funds	9,380	130,104
Freedom 2040 – Class K	Equity funds, fixed income funds	6,239	86,791
Freedom 2045 – Class K	Equity funds, fixed income funds	1,974	27,809
Freedom 2050 – Class K	Equity funds, fixed income funds	4,062	57,351
Freedom 2055 – Class K	Equity funds, fixed income funds	2,107	20,956
Columbia/Acorn Select Z Fund	Equities	34	869
Guggenheim Mid Cap Value A	Equities	128	3,927
Mutual Shares Class A	Equities	9,612	214,454
Oppenheimer Developing Markets Fund	Equities	148	5,225
PIMCO Real Return Inst	Fixed income securities	1,025	12,579
PIMCO Total Return Fund	Fixed income securities	784	8,814
Allianz NFJ Small Cap Value Fund	Equities	43	1,216
Sentinel Common Stock A Fund	Equities	9,445	322,456

			1,753,745

L. B. Foster Company

Savings Plan for Bargaining Unit Employees

EIN #25-1324733            Plan #014

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value

L. B. Foster Company*:
Stock Fund	Common stock	88	$3,857
Stock Purchase Account	Money market securities	—	1,001

			4,858

			1,758,603

Participant loans*	Participant loans, interest rates ranging from 4.25% to 8.25%, various maturities ranging from one year to five years		113,761

			$1,872,364

*	Party in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. Foster Company Savings Plan for Bargaining Unit Employees
(Name of Plan)

Date:	June 28, 2013

/s/ Brian H. Kelly
Brian H. Kelly
Vice President, Human Resources and Administration